SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    Form 11-K

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934



                      For the Year Ended December 31, 1999

                Seneca Foods Corporation Employees' Savings Plan
                            (Full title of the Plan)


                            Seneca Foods Corporation
          (Name of issuer of the securities held pursuant to the Plan)

                 1162 Pittsford-Victor Road, Pittsford, New York
                      14534 (Address of principal executive
                                     office)

                              REQUIRED INFORMATION


1. Plan financial statements and schedules examined by an independent accountant prepared in accordance with financial reporting requirements of ERISA.

         See accompanying index on page 3.

2.       Signature

3.       Exhibit

         Exhibit 1 - Consent of Independent Accountants

SENECA FOODS CORPORATION
EMPLOYEES' SAVINGS PLAN

Financial Statements as of and for the Years Ended December 31, 1999 and 1998, Supplemental Schedules as of and for the Year Ended December 31, 1999 and Independent Auditors' Report

SENECA FOODS CORPORATION
EMPLOYEES' SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                           Page

INDEPENDENT AUDITORS' REPORT                                                 1

FINANCIAL  STATEMENTS  AS OF  DECEMBER  31, 1999 AND 1998 AND FOR THE YEARS THEN
   ENDED:

   Statements of Net Assets Available for Benefits                           2

   Statements of Changes in Net Assets Available for Benefits                3

   Notes to Financial Statements                                           4-6



SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 1999 AND FOR THE YEAR THEN ENDED:

   Item 27a - Schedule of Assets Held for Investment Purposes                7
   Item 27d - Schedule of Reportable Transactions                            8

SUPPLEMENTAL SCHEDULES OMITTED:
   The following supplemental schedules are excluded because of the absence of conditions under which they are required:

   Item 27b - Schedule of Loans or Fixed Income Obligations Due in Default or Uncollectible Item 27c - Schedule of Leases in Default or Classified as Uncollectible Item 27e - Schedule of Nonexempt Transactions




INDEPENDENT AUDITORS' REPORT


To Seneca Foods Corporation
Employees' Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Seneca Foods Corporation Employees' Savings Plan ("the Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic 1999 financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic 1999 financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 1999 financial statements taken as a whole.




Deloitte & Touche LLP
Rochester, New York
June 13, 2000

   SENECA FOODS CORPORATION
EMPLOYEES' SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998


                                               1999                   1998
ASSETS

INVESTMENTS:
  At fair value:
    Seneca Foods Corp. Common Stock        $1,406,843               $863,803
    Stable Value Fund                       2,496,113              2,204,247
    Stock Index Fund                        4,205,104                    -
    Balanced Fund                           5,525,270              4,625,501
    Growth and Income Fund                  4,899,356              4,087,753
    Value Fund                                  2,736              3,409,827
    International Fund                        274,639                 22,505
                                           ----------             ----------
        Total investments                  18,810,061             15,213,636

LOAN RECEIVABLE                                 4,600                    -

CONTRIBUTIONS RECEIVABLE:
  Employee                                    164,371                306,408
  Employer                                    760,641                808,241
                                           ----------             ----------
        Total contributions receivable        925,012              1,114,649

NET ASSETS AVAILABLE FOR BENEFITS         $19,739,673            $16,328,285
                                          ===========            ===========

See notes to financial statements.


SENECA FOODS CORPORATION
EMPLOYEES' SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                 1999                 1998


ADDITIONS:
  Participant contributions                 $3,641,952           $3,609,760
  Employer contributions                       766,319              805,265
  Net appreciation in fair
    value of investments                       810,482               50,974
  Dividend  income                             441,250              936,650
                                             ---------            ---------
        Total additions                      5,660,003            5,402,649

DEDUCTIONS:
  Withdrawals by participants                2,248,615              792,926
  Administrative expenses                          -                 56,169
                                             ---------            ---------
        Total deductions                     2,248,615              849,095

NET INCREASE                                 3,411,388            4,553,554

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                         16,328,285           11,774,731
                                            ----------           ----------
NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                              $19,739,673          $16,328,285
                                           ===========          ===========

See notes to financial statements.



SENECA FOODS CORPORATION
EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


1.    DESCRIPTION OF PLAN

      The following description of Seneca Foods Corporation Employees' Savings Plan ("the Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

      General - The Plan is a defined contribution plan intended to qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code. Substantially all employees of Seneca Foods Corporation ("the Company") are eligible to participate after completion of twelve months employment and attainment of age twenty-one. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      Contributions - Participants may elect to contribute, on a pre-tax basis (elective deferrals), from 1% to 15% of their compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company may contribute additional amounts at the discretion of the Company's Board of Directors. Such amounts are allocated based on the participants pro rata share of total participating payroll.

      Vesting  -   Participants   are   immediately   vested  in  all   elective
      contributions and related earnings. Matching contributions made by the Plan sponsor fully vest after a service period of five years.

      Payment of Benefits - After termination of service, the participant's account balance is generally distributed in a lump sum if the balance is less than $3,500.

      Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and/or to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the Administrator shall determine the method of distribution of the participants' accounts in accordance with the provisions of the plan.

      Participant Accounts - Each participant's account is credited with the participant's contribution and allocations of (a) additional Company contributions (if any), and (b) Plan earnings, and is also charged with an administrative expense of $9 per quarter. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

      Valuation of Investments - All investments are valued at fair value as determined by quoted market prices. Current year increases and decreases in market value are recognized as investment appreciation or depreciation. All security transactions are recorded as of the trade date. Participant-directed investments may be made in the following funds:(1) Scudder Stable Value Fund; (2) Scudder Balanced Fund; (3) Scudder Growth and Income Fund;
      (4) Scudder Value Fund; (5) Scudder International Fund; (6) Scudder Stock Index Fund; (7) Seneca Foods Corp. Company Stock.

      Payment of Benefits - Benefits are recorded when paid. As of December 31, 1999 and 1998 net assets available for benefits included benefits of $62,518 and $82,749, respectively, due to participants who have withdrawn from participation in the Plan.

      Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3.    TAX STATUS

      The Plan was established under a Prototype Plan, but has been amended. The Plan has not received a determination letter on the amended plan, however, the Plan Administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code.


SENECA FOODS CORPORATION
EMPLOYEES' SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1999

                                               c.  Description of Investment
b.  Identity of Issue,                         Including Maturity Date,
Borrower, Lessor                               Rate of Interest, Collateral,                                  e. Current
or Similar Party                               Par or Maturity Value                      d.  Cost                 Value


Seneca Foods Corp. Company Stock                 122,440 shares                           $1,580,638          $1,406,843

Stable Value Fund                              2,496,113 shares                            2,496,113           2,496,113

Stock Index Fund                                 102,539 shares                            3,897,478           4,205,104

Balanced Fund                                    261,242 shares                            4,986,918           5,525,270

Growth and Income Fund                           183,565 shares                            4,863,078           4,899,356

Value Fund                                           116 shares                                2,757               2,736

International Fund                                 3,882 shares                              223,778             274,639
                                                                                         -----------         -----------
TOTAL ASSETS HELD FOR INVESTMENT PURPOSES                                                $14,294,893         $18,810,061
                                                                                         ===========         ===========

Note:  Column a is omitted as it is not applicable.

                                      - 6 -

SENECA FOODS CORPORATION
EMPLOYEES' SAVINGS PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1999


SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS
OF 5% OF THE CURRENT VALUE OF PLAN ASSETS

                                                                                                    h.  Current
a.  Identity of Party Involved                                                                          Value of
b.  Description of Assets                                                                               Asset on       i.   Net
(including interest rate                   c. Purchase         d.   Selling        g.    Cost           Transaction         Gain or
and maturity in case of a loan)               Price                 Price                of Asset       Date                (Loss)


                                                                           NONE


SERIES TRANSACTIONS, WHEN AGGREGATED, INVOLVING AN AMOUNT
IN EXCESS OF 5% OF THE CURRENT VALUE OF PLAN ASSETS


                                                                                                      h.  Current
a.  Identity of Party Involved                                                                         Value of
b.  Description of Assets                                                                               Asset on       i.   Net
(including interest rate                   c. Purchase         d.   Selling        g.    Cost         Transaction         Gain or
 and maturity in case of a loan)              Price                  Price              of Asset        Date                (Loss)

Balanced Fund                              $1,187,140          $     -               $1,187,140         $1,187,140        $  -
Growth and Income Fund                     $1,424,435          $     -               $1,424,735         $1,424,735        $  -
Stock Index Fund                           $3,997,120          $     -               $3,997,120         $3,997,120        $  -
Value Fund                                 $      -            $4,301,917            $4,298,780         $4,301,917        $3,137

Note:  Columns e and f are omitted as not applicable.

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.





                                                  Seneca Foods Corporation
                                                  Employees' Savings Plan
                                                  (Name of Plan)



                                                    /s/Kraig H. Kayser
                                                    -----------------------
June 29, 2000                                       Kraig H. Kayser
                                                    Trustee of Seneca Foods
                                                    Corporation Employees'
                                                    Savings Plan

                                  Exhibit Index

Exhibit 1 - Consent of Independent Accountants